SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MERRIMAC INDUSTRIES, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
590262101
(CUSIP Number)
Augustus duPont
General Counsel
Crane Co.
100 First Stamford Place
Stamford, CT 06902
(203) 363-7300
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 23, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note . Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	590262101	Page	2	of	7 Pages

1	NAME OF REPORTING PERSONS Crane Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,103,765

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

THE	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,103,765

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

1,103,765

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	590262101	Page	3	of	7 Pages

1	NAME OF REPORTING PERSONS Crane Merger Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,103,765

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

THE	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,103,765

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

1,103,765

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

ITEM 1. SECURITY AND ISSUER.
The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.01 per share (the “Shares”), of Merrimac Industries, Inc., a Delaware corporation (“Merrimac”). The principal executive offices of Merrimac are located at 41 Fairfield Place, West Caldwell, NJ 07006.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c)

This Statement is being filed jointly by Crane Co., a Delaware corporation (“Crane”), and its direct, wholly owned subsidiary, Crane Merger Co., a Delaware corporation (the “Purchaser”). Crane and the Purchaser are sometimes collectively referred to herein as the “Reporting Persons”. Crane is a diversified manufacturer of highly engineered industrial products. The Purchaser does not currently have any operations. The principal offices of Crane and the Purchaser are 100 First Stamford Place, Stamford, CT 06902.
Set forth on Schedule I to this statement and incorporated herein by reference is the following information with respect to each director and executive officer of Crane and the Purchaser.
(1)	name;

(2)	business address;

(3)	principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	citizenship.
(d)-(e)
During the last five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the directors and executive officers identified on Schedule I to this Statement have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
See Item 4 below for a description of the transaction being reported in this Statement. All capitalized terms used but not defined in this Item 3 are incorporated by reference to Item 4 below.
The Purchaser will need approximately $17.7 million to purchase all of the Tendered Shares (as defined in Item 4 below). Crane will provide the Purchaser with sufficient funds to purchase the Tendered Shares. Crane expects to obtain the necessary funds from cash on hand and does not anticipate a need for any alternative sources of financing.
ITEM 4. PURPOSE OF TRANSACTION.
Crane, the Purchaser and Merrimac entered into an Agreement and Plan of Merger dated December 23, 2009, as amended (the “Merger Agreement”), for the purpose of Crane’s acquisition of all of the issued and outstanding Shares. Subject to the terms and conditions set forth in the Merger Agreement, the Purchaser will commence a tender offer (the “Tender Offer”) to purchase all of the outstanding Shares at a purchase price of $16.00 per share in cash, without interest thereon. Upon successful completion of the Tender Offer, and subject to the terms and conditions set forth in the Merger Agreement, the Purchaser will be merged with and into Merrimac (the “Merger”), and Merrimac will survive the Merger as a direct wholly owned subsidiary of Crane.
The information set forth in the sections of the Merger Agreement entitled “Article One — The Tender Offer,” “Article Two — The Merger,” “Article Six — Conditions to the Merger” and “Annex B — Tender Offer Conditions” is incorporated herein by reference.
As inducement to Crane’s and the Purchaser’s willingness to enter into the Merger Agreement, certain officers, directors and principal stockholders of Merrimac (as listed in Item 7 below) (the “Stockholders”) have agreed to tender all Shares owned of record or beneficially owned by such Stockholders in connection with the Tender Offer and to vote in favor of the Merger pursuant to their respective Tender and Voting Agreements, each dated December 23, 2009, entered into by such Stockholders with Crane, the Purchaser and Merrimac (the “Tender Agreements”). The number of Shares tendered under the Tender Agreements (the “Tendered Shares”) is 1,103,765, representing approximately 36.9% of the Shares outstanding as of December 23, 2009.
The information set forth in Section 2 (“Tender of Shares”) of the Tender Agreements is incorporated herein by reference.
The foregoing summary descriptions of the Merger Agreement and the Tender Agreements do not purport to be complete and are qualified in their entirety by reference to the respective terms of the Merger Agreement and Tender Agreements, copies of which are referenced as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated herein by reference.
Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, neither of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a)-(b)
Upon the execution of the Tender Agreements on December 23, 2009, the Purchaser became the beneficial owner of 1,103,765 Shares, representing approximately 36.9% of the issued and outstanding Shares as of December 23, 2009. Pursuant to the Tender Agreements, the Principal Stockholders agreed, among other things, to tender all Shares owned of record or beneficially owned by them (or thereafter acquired) into the Tender Offer and to vote the Tendered Shares in favor of the Merger. Crane and the Purchaser each have sole power to direct the vote of all the Tendered Shares by virtue of the fact that the Purchaser, to whom the Tendered Shares are tendered, is a direct, wholly owned subsidiary of Crane. Crane and the Purchaser also may be deemed to beneficially own the Tendered Shares by virtue of the Principal Stockholder’s obligation to sell the Tendered Shares to the Purchaser under the Tender Agreements.
The information set forth in Section 3 (“Provisions Concerning Company Common Stock”) of the Tender Agreements is incorporated herein by reference.
(c)
The information set forth in Item 4 is incorporated herein by reference.
(d)
To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.
(e)
Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Except as set forth in Item 4, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person set forth on Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Merrimac.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Agreement and Plan of Merger, dated as of December 23, 2009, by and Among Crane Co., Crane Merger Co. and Merrimac Industries, Inc. *

Exhibit 2.	Form of Tender and Voting Agreement, dated December 23, 2009, among Crane Co., Crane Merger Co., Merrimac Industries, Inc. and each of the following: E.I. DuPont de Nemours and Company, Mason Carter, Edward Cohen, Ludwig Kuttner, Fernando Fernandez, Harold Raveche, Arthur Oliner and Joel Goldberg. Form of Tender Agreements. **

Exhibit 3.	Joint Filing Agreement dated January 4, 2010, among Crane Co. and Crane Merger Co.

*	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Crane Co. filed with the Securities and Exchange Commission on December 24, 2009.

**	Incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of Crane Co. filed with the Securities and Exchange Commission on December 24, 2009.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CRANE CO.
By:	/s/ Timothy J. MacCarrick
Name:	Timothy J. MacCarrick
Title:	Chief Financial Officer

CRANE MERGER CO.
By:	/s/ Timothy J. MacCarrick
Name:	Timothy J. MacCarrick
Title:	Vice President

Date: January 4, 2010

SCHEDULE I
DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS OF CRANE AND THE PURCHASER
1. DIRECTORS AND EXECUTIVE OFFICERS OF CRANE
The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Crane are set forth below. The business address and phone number of each such director and executive officer is Crane Co., 100 First Stamford Place, Stamford, CT 06902, (203) 363-7300. All directors and executive officers listed below are citizens of the United States.

		PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION	AGE	OR EMPLOYMENT AND EMPLOYMENT HISTORY
Robert S. Evans Chairman of the Board	65	Chairman of the Board of Crane Co. since April 2001. Chairman and Chief Executive Officer of Crane Co. from 1984 to 2001. Other directorships: HBD Industries, Inc; Huttig Building Products, Inc

E. Thayer Bigelow Director	68	Managing Director, Bigelow Media, New York, NY (advisor to media and entertainment companies) since September 2000 and Senior Advisor, Time Warner Inc., New York, NY (media and entertainment) since October 1998. Other directorships: Huttig Building Products, Inc.; Lord Abbett & Co. Mutual Funds (42 funds).

Donald G. Cook Director	63	General, United States Air Force (Retired). Commander, Air Education and Training Command, Randolph Air Force Base, San Antonio, TX from December 2001 to August 2005. Vice Commander, Air Combat Command, Langley Air Force Base, Hampton, VA from June 2000 to December 2001. Vice Commander, Air Force Space Command, Peterson Air Force Base, Colorado Springs, CO from July 1999 to June 2000. Other directorships: Burlington Northern Santa Fe Corporation; Hawker Beechcraft Inc.; USAA Federal Savings Bank.

Karen E. Dykstra Director	51	Partner, Plainfield Asset Management LLC, Greenwich, CT (a registered investment advisor) since January 2007, and Chief Operating Officer and Chief Financial Officer of Plainfield Direct Inc., Greenwich, CT (a direct lending and investment business of Plainfield Asset Management LLC) since May 2006. Vice President — Finance and Chief Financial Officer of Automatic Data Processing, Inc. (“ADP”), Roseland, NJ (provider of computerized transaction processing, data communications and information services) from January 2003 to May 2006. Vice President — Finance of ADP from July 2001 to January 2003. Corporate Controller of ADP from October 1998 to July 2001. Other directorships: Gartner, Inc.; Plainfield Direct Inc.

Eric C. Fast Director President and Chief Executive Officer	60	President and Chief Executive Officer of Crane Co. since April 2001. President and Chief Operating Officer of Crane Co. from September 1999 to April 2001. Other directorships: Automatic Data Processing Inc.; National Integrity Life Insurance.

Richard S. Forté Director	65	Retired. Chairman, Forté Cashmere Company, South Natick, MA (importer and manufacturer) from January 2002 to April 2004. President, Dawson Forté Cashmere Company (importer) from 1997 to 2001. Other directorships: Huttig Building Products, Inc.

		PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION	AGE	OR EMPLOYMENT AND EMPLOYMENT HISTORY
Dorsey R. Gardner Director	67	President, Kelso Management Company, Inc., Boston, MA (investment management) since 1980. Other directorships: Huttig Building Products, Inc.; Kelso Management Company, Inc; Otologics, LLC; The Thomas Group, Inc.

William E. Lipner Director	62	Chairman and Chief Executive Officer, Insight Express, Inc., Stamford, CT (online marketing research services) since April 2005. Executive Vice Chairman, Taylor Nelson Sofres PLC, London, England (market research services) from July 2003 to March 2004. Chairman and Chief Executive Officer, NFO WorldGroup, Inc., Greenwich, CT (marketing information research services worldwide) from 1982 to March 2004. Other Directorships: Insight Express, Inc.; Branches Station Ltd.; Highland Resorts Ltd.

Philip R. Lochner, Jr. Director	66	Director of public companies. Senior Vice President and Chief Administrative Officer, Time Warner, Inc., New York, NY (media and entertainment) from 1991 to 1998. A commissioner of the Securities and Exchange Commission from 1990 to 1991. Other directorships: Clarcor Inc.; CMS Energy Corporation.

Ronald F. McKenna Director	69	Retired December 2005 as Chairman, and December 2004 as President and Chief Executive Officer, of Hamilton Sundstrand Corporation, a subsidiary of United Technologies Corporation, Hartford, CT (high technology products and services for building and aerospace industries). President and Chief Executive Officer of Hamilton Sundstrand Corporation from 1999 through December 2004.

Charles J. Queenan, Jr. Director	79	Senior Counsel (retired) since 1995, and prior thereto Partner, K&L Gates LLP, Pittsburgh, PA (attorneys at law).

James L. L. Tullis Director	62	Chief Executive Officer, Tullis-Dickerson & Co., Inc., Greenwich, CT (venture capital investments in the health care industry) since 1986. Other directorships: Lord Abbett & Co. Mutual Funds (42 funds).

David E. Bender Group President, Electronics	50	President, Electronics Group of Crane Aerospace & Electronics segment of the Company since December 2005. Vice President, Operations, Aerojet General Corporation, a division of GenCorp, from 2004 to 2005. Executive Vice President GDX Automotive, a division of GenCorp, from 2003 to 2004.

Thomas J. Craney Group President, Engineered Materials	54	Group President, Engineered Materials segment of the Company since May 2007. From 1979 to 2007, with Owens Corning, most recently Vice President of Sales, North American Building Materials from 2005 to 2007 and Vice President, General Manager, Commercial and Industrial Insulation business from 2000 to 2005.

Augustus I. duPont Vice President, General Counsel and Secretary	58	Vice President, General Counsel and Secretary of the Company since 1996.

		PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION	AGE	OR EMPLOYMENT AND EMPLOYMENT HISTORY
Bradley L. Ellis Group President, Crane Merchandising Systems and Vice President, Crane Business System	41	Group President, Crane Merchandising Systems segment of the Company since December 2003.

Elise M. Kopczick Vice President, Human Resources	56	Vice President, Human Resources of the Company since January 2001.

Andrew L. Krawitt Vice President, Treasurer	44	Vice President, Treasurer of the Company since September 2006. From 1998 to 2006 with PepsiCo, most recently Director, Financial Planning & Analysis from May 2005 to September 2006; Region Finance Director, Frito-Lay Division from January 2003 to May 2005.

Timothy J. MacCarrick Vice President, Finance and Chief Financial Officer	44	Vice President, Finance and Chief Financial Officer of the Company since July 2008. Corporate Vice President and Vice President, Finance, Xerox North America from 2006 to July 2008; Chief Financial Officer, Xerox Europe from 2003 to 2006.

Richard A. Maue Vice President, Controller	39	Vice President, Controller and Chief Accounting Officer of the Company since August 2007. Vice President, Controller and Chief Accounting Officer of Paxar Corporation from July 2005 to August 2007. Director, Internal Audit Practice at Protiviti, Inc. from June 2003 to July 2005.

Max H. Mitchell Group President, Fluid Handling	45	Group President, Fluid Handling segment of the Company since April 2005. Vice President, Operational Excellence of the Company from March 2004 to April 2005. From 2001 to 2004, Senior Vice President of Global Operations for the Pentair Tool Group.

Thomas M. Noonan Vice President, Taxes	55	Vice President, Taxes of the Company since November 2001.

Anthony D. Pantaleoni Vice President, Environment, Health and Safety	55	Vice President, Environment, Health and Safety of the Company since 1989.

Thomas J. Perlitz Vice President, Strategic Corporate Planning and Group President, Controls	41	Vice President, Operational Excellence of the Company since September 2005; acting Group President, Crane Controls since October 2008. From 1995 to 2005 with subsidiaries of Danaher Corp. (manufacturer of instrumentation, tools and components), most recently Vice President, Global Marketing and Engineering-Imaging of KaVo Dental, Lake Zurich, IL (dental imaging products) from August 2004 to August 2005; Director of Worldwide Service, Fluke Corporation, Everett, WA (electronic and electrical test tools) from February 2002 to August 2004.

		PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION	AGE	OR EMPLOYMENT AND EMPLOYMENT HISTORY
Curtis P. Robb Vice President, Business Development	55	Vice President, Business Development and Strategic Planning of the Company since June 2005. From 2003 to 2005, founder and Managing Director of Robb Associates, LLP (financial advisory services).

Michael Romito Group President, Aerospace	59	President, Aerospace Group of Crane Aerospace & Electronics segment of the Company since April 2009. Consultant to various divisions of Alliant Techsystems, Inc. from May 2008 to January 2009. Group Vice President, Marketing and Customer Support, from December 2004 to December 2006, and Group Vice President, Customer Support, from April 2000 to December 2004, Parker Hannifin Corporation.
2. DIRECTOR AND EXECUTIVE OFFICERS OF THE PURCHASER
The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of the Purchaser are set forth below. The business address and phone number of each such director and executive officer is c/o Crane Co., 100 First Stamford Place, Stamford, CT 06902, (203) 363-7300. All directors and executive officers listed below are citizens of the United States.

		PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION	AGE	OR EMPLOYMENT AND EMPLOYMENT HISTORY
David E. Bender Director and President	50	See Mr. Bender’s information above under “Directors and Executive Officers of Crane.”

Eric C. Fast Director	60	See Mr. Fast’s information above under “Directors and Executive Officers of Crane.”

Timothy J. MacCarrick Director and Vice President	44	See Mr. MacCarrick’s information above under “Directors and Executive Officers of Crane.”

Adam J. Bottenfield Vice President	49	Vice President, Microwave Systems Solutions, Crane Electronics Group since February 2008. Director, Avionics for North America, Barco, Inc., February 2007 to February 2008. Director of Business Development, Herley Industries, April 2004 to February 2007. Vice President, Engineering, Herley Industries — Lancaster Division, 1997 to April 2004.

Augustus I. duPont Vice President and Secretary	58	See Mr. duPont’s information above under “Directors and Executive Officers of Crane.”

Andrew L. Krawitt Vice President, Treasurer	44	See Mr. Krawitt’s information above under “Directors and Executive Officers of Crane.”

Jorge Morales Vice President, Finance and CFO	54	Vice President, Finance and Group CFO, Crane Electronics Group since June 2007. Vice President, Finance, Rolls-Royce Naval Marine Inc., September 2002 to June 2007.

		PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION	AGE	OR EMPLOYMENT AND EMPLOYMENT HISTORY
Thomas M. Noonan Vice President, Taxes	55	See Mr. Noonan’s information above under “Directors and Executive Officers of Crane.”